Exhibit 99.1

AETHER GLOBAL INNOVATIONS COMPLETES ACQUISITION
OF 1401068 B.C. LTD.

Vancouver, B.C. – June 13, 2025 – Aether Global Innovations Corp. (CSE: AETH) (OTC: AETHF) (Frankfurt: 4XA) (WKN# A2N8RH), a leader in drone management and automation, is pleased to announce that, further to its news releases dated November 6, 2024 and June 6, 2025 (the “Prior Release”), it has completed its acquisition (the “Acquisition”) of all of the issued and outstanding shares of 1401068 B.C. Ltd. (“140”). The closing (the “Closing”) was carried out pursuant to a securities exchange agreement among the Company, 140, and the shareholders of 140 (the “Vendors”) dated November 6, 2024 (the “Agreement”). In consideration for the Acquisition, on Closing, the Company issued 19,100,100 common shares in the capital of the Company to the Vendors at a deemed issue price of $0.025 per share. For more information respecting the Acquisition and the business of 140, please see the Prior Release.

Clarification

The Company also wishes to clarify certain statements made in its June 6, 2025 news release (the “June 6 News Release”) respecting Xentera Technologies Inc. (“Xentera”) and the stage of development of Xentera’s drone technology. Whereas the June 6 News Release stated that Xentera had developed a long-range drone capable of travelling thousands of kilometers, the Company wishes to clarify its understanding that Xentera is in the process of developing such a drone and that development has not yet concluded. In a similar vein, all references in the June 6 News Release to the current functionality of Xentera’s drone are hereby clarified to reference the expected functionality of the drone, upon completion of its development.

About Aether Global Innovations Corp.

Aether Global Innovations Corp. is an innovative UAV and drone management and operations services company that focuses on three areas for critical infrastructure and large public and private facilities: (i) drone management and surveillance monitoring; (ii) automation and integration for flight planning, new innovative sensor payloads and stand-alone power sources; and (iii) drone base station infrastructure and technology for autonomous self-landing, power charging, and takeoff.

For more information, please consult the Company’s filings, available at www.sedarplus.ca, and the Company’s website, www.aethergic.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Philip Lancaster, CEO & President

Aether Global Innovations Corp.

info@aethergic.com

The Canadian Securities Exchange (CSE) has not reviewed, approved or disapproved the contents of this press release.

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management’s current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward – looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.